EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

Elan Announces Restructuring of Tysabri Collaboration with Biogen Idec

●	Migrate From The Current 50:50 Business Collaboration To A New Structure
●	Upfront Payment Of $3.25 Billion Plus Double Digit Tiered Royalty For Complete Asset
●	Tax Efficient Transaction
●	Simplified Structure Enables Improved Alignment Of Therapy To Patients
●	Provides Capital And Long Term Cash Flow For Investment, Growth And Business Diversification

Dublin, Ireland – February 6, 2012 - Elan Corporation, plc (NYSE:ELN) today announced that it has agreed to restructure the Tysabri® collaboration with Biogen Idec.  Under the terms of the agreement, Elan will move from the current 50:50 business collaboration to an upfront payment of $3.25 billion and a double digit tiered royalty structure for the complete asset.

Highlights of Transaction Upon Closing:
•	Up front cash payment of $3.25 billion to Elan
•	First 12 months: royalty of 12% of Tysabri global net sales (all indications)
•	Tiered royalty structure after 12 months
-	18% on up to $2 billion of global net sales (all indications)
-	25% on over $2 billion of global net sales (all indications)
•	Biogen Idec will have full ownership and control of Tysabri
•	Current 50:50 collaboration will terminate
•	Provides tax efficient capital and long term cash flow to Elan

Elan’s CEO, Kelly Martin, commented “This transaction enables Elan and its shareholders to realize, upon close, a meaningful percentage of the current value of Tysabri while maintaining long term cash flow realization through the multi-tiered royalty structure of the complete asset.

Mr. Martin added, “The restructuring of this business collaboration provides Elan with significant strategic flexibility. Future actions will be guided by our consistent and multi-year approach of dynamic risk/reward assessment of business opportunities.  We are enthusiastic about the market opportunities around the globe and remain flexible and creative about the manner in which we would participate in those opportunities.”

“Upon close, this highly unique platform provides us with the financial resources to create an enterprise that will diversify its assets, generate future income, maintain specific science and clinical translational capabilities, and leverage the financial and business structure from being a 40 year Irish plc.”

“Our motivation was to diversify and de-risk the company to move forward; and for the patients to continue to benefit from the profound efficacy of Tysabri. The risk of one asset and a single collaborator was not ideal”.

Mr. Martin concluded, “Over the past twelve years, Biogen Idec has been a terrific collaborator.  I would like to personally thank them for their professionalism, sincere focus on patient care and our corporate relationship overall. As we move into the future, we look forward to participating in Tysabri’s success over the intermediate and long term as it continues to provide benefit to patients who suffer from relapsing remitting MS. Additional life cycle opportunities in secondary progressive MS and/or other non-MS indications may represent further advancements for patient choice and broad utilization of this unique therapeutic asset.”

Conditions
The transaction has been approved by the boards of directors of both companies and is subject to the customary review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States, other customary review processes and closing conditions. The transaction is expected to close by the end of the second quarter 2013.

Advisors
Citi and Ondra Partners are acting as financial advisors to Elan.  Cadwalader, Wickersham & Taft LLP and A&L Goodbody are acting as legal counsel to Elan.

Webcast
Elan are hosting a webcast to discuss full-year 2012 financial results today, February 6, 2013 at 8.30am EST/1.30pm GMT and the Tysabri restructuring transaction will be discussed during the call. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.  This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Tysabri
TYSABRI is approved in more than 65 countries. TYSABRI is approved in the United States as a monotherapy for relapsing forms of MS, generally for patients who have had an inadequate response to, or are unable to tolerate, an alternative MS therapy. In the European Union, it is approved for highly active relapsing-remitting MS (RRMS) in adult patients who have failed to respond to beta interferon or have rapidly evolving, severe RRMS.

TYSABRI has advanced the treatment of MS patients with its established efficacy. Data from the Phase 3 AFFIRM trial, which was published in the New England Journal of Medicine, showed that after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate when compared with placebo and reduced the relative risk of disability progression by 42-54 percent (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain which usually leads to death or severe disability. Infection by the JC virus (JCV) is required for the development of PML and patients who are anti-JCV antibody positive have a higher risk of developing PML. Factors that increase the risk of PML are presence of anti-JCV antibodies, prior immunosuppressant use, and longer TYSABRI treatment duration. Patients who have all three risk factors have the highest risk of developing PML. Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has also been reported in the post-marketing setting. A list of adverse events can be found in the full TYSABRI product labeling for each country where it is approved.

TYSABRI is marketed and distributed by Biogen Idec Inc. and Elan Corporation, plc. For full prescribing information and more information about TYSABRI, please visit www.biogenidec.com.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

About Biogen Idec
Biogen Idec uses cutting-edge science to discover, develop, manufacture and market therapies for serious diseases with a focus on neurology, immunology and hemophilia. Founded in 1978, Biogen Idec is the world's oldest independent biotechnology company. Patients worldwide benefit from its leading multiple sclerosis therapies and the company generates more than $4 billion in annual revenues. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Forward Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.